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SportBLX Thoroughbreds

For the first time, the public can join the Kentucky Derby dream

SPORTBLX.COM/OFFERINGS/SPORTBLX-THOROUGHBREDS NEW YORK NEW YORK





SPORT
BLX
THOROUGHBREDS

SportBLX Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition.

Joseph De Perio Founder and Board Member @ SportBLX Thoroughbreds



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Why you may want to support us...

1. We are giving investors an opportunity to own a high quality stable of well-bred racehorses.
2. One of the portfolio thoroughbreds, Max Player, has already earned a spot on the Kentucky Derby points leaderboard by winning the Withers Stakes.
3. All four thoroughbreds have strong pedigrees on both sides of their families. SportBLX Thoroughbreds owns 13.6% of the racehorses.
4. Owners of 5% of SportBLX Thoroughbreds Corp. will have a right of first offer in a sale of any of the horses.
5. Limited opportunity to own an equity stake in the company and partner with some of the most successful names in the industry as a co-owner.
6. We are different then the industry's syndicate models and do not charge a markup to our investors.
7. Owners will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.
8. You can buy a share for anyone who is a fan of horse racing or the Kentucky Derby - yourself, your family, or your friends.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Joseph De Perio
Founder and Board Member
Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.



George Hall
Founder and Board Member
Co-Founder of Sport-BLX, Inc. Founder and CEO of Clinton Group, Inc., a family office and multi-strategy hedge fund firm. Owner of 2011 Belmont Stakes winner, Ruler On Ice.

Stakes winner, Ruler On Ice.



Peter Rawlins
Officer
Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.





Tyler Sloan
Product Manager
Product Manager, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.





John Hall
Officer
Executive VP, Operations, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.

Why people love us

"He's [Max Player] becoming more professional all the time in his morning workouts. Anyone that watched his two races at Parx could see he ran pretty green. He got pinched out a little bit into the first turn and Dylan did a nice job of getting him back into the race and into the clear. He had a bit of a wide trip, but it was a great ride by Dylan. He's shown us in the morning that he's had a lot of run at the end of his workouts. It's exciting. I would think the Wood Memorial would be the right spot."

Linda Rice
Thoroughbred horse racing trainer and bloodstock agent.

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In the news



Max Player a Precocious Early Winner for Honor Code

Last Saturday was a good one to be a 3-year-old from the first crop of an A.P. Indy-line stallion. One of last year's stars, (by , a great-grandson of A.P. Indy) confirmed that he had wintered well with a three-length
February 20, 2020 @ bloodhorse.com

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Downloads

SportBLX Thoroughbreds Brochure.pdf
Max Player Pedigree.pdf
Adara Pedigree.pdf
Swingman Pedigree.pdf
Max Player Racing Form.pdf
SportBLX Thoroughbreds Appraisal 0220 .pdf
Articles Amendments Bylaws.pdf

INVEST IN A STRONG PORTFOLIO OF RACEHORSES

The Corporation owns several horses, all well-bred, providing investors with diversity and multiple opportunities for on-track excitement. The portfolio is led by Max Player a well-bred three-year old son of Honor Code. He is being pointed to the prep races for the Kentucky Derby having earned 10 qualifying points in the Withers Stakes. Ownership in SportBLX Thoroughbreds gives investors a shot at being part of the **Triple Crown experience** if Max Player continues to perform.

PORTFOLIO DETAILS

SportBLX Thoroughbreds owns 13.6% of several horses: **Max Player**, a three-year old Honor Code colt and winner of the G3 Withers Stakes, **Swingman**, a two-year old Tonalist colt in training, and an **unnamed yearling filly** by Munnings out of an A.P. Indy mare. SportBLX Thoroughbreds is raising additional capital to buy an additional stake in Max Player and

Adara, a two-year old Empire Maker colt in training, and additional racehorses.

As of late February 2020, the third-party appraised values for the three owned horses are $1.75 million for Max Player and $100,000 each for Swingman and the unnamed yearling filly (the appraisals are set forth as an attachment on the site). Thus, the Company's value today is approximately $280,000 including cash on hand. The Company has 3,078 shares outstanding, so the capital raise is being done at **$92.00 per share**.



SportBLX Thoroughbreds owns 13.6% of the following race horses:
Max Player
(Honor Code – Fools in Love)
Swingman
(Tonalist – Eternal Grace)
Unnamed Filly
(Munnings – Indy Annestesia)
SportBLX Thoroughbreds is raising additional capital to buy an additional stake in MAX PLAYER and ADARA, a two-year old Empire Maker colt in training.
Adara
(Empire Maker – Mattie Camp)

Max Player (Honor Code – Fools in Love)



Adara (Empire Maker – Mattie Camp)





Swingman (Tonalist - Eternal Grace)



Unnamed Filly (Munnings - Indy Annestesia)

How Does It Work?

Investors will be purchasing an equity interest in SportBLX Thoroughbreds Corp, a company that owns a portfolio of horses and is managed by SportBLX, Inc. Money raised from this offering will be used to purchase additional racehorses and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. At the minimum offering size of $276,000, an additional 10% of **Max Player** and 25% of **Adara** will be purchased. At the Reg CF maximum offering size of $1,070,000, an additional 25% of Max Player, 100% of Adara and 86.4% of each of Swingman and the unnamed filly will be purchased. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse. Additionally, excess cash received from purses may be used to make distributions to shareholders, and, or purchase additional horses which the investors will also share an equity stake in.

The Corporation intends to raise additional capital above $1,070,000 (in the case of our offering $1,069,960 since we will not issue partial shares) to a maximum total offering size of $1,999,998 from additional accredited investors using Reg D. In this case, cash raised above the $1,069,960 will accrue to the Corporation's balance sheet for additional purchases of other racehorses thus diversifying shareholders in multiple racehorses.

Invest today and join the Derby dream!



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

SportBLX Thoroughbreds' goal is to bring the thrill of thoroughbred ownership to fans and investors. The corporation owns 13.6% of each of Max Player, Swingman, and an Unnamed Munnings Filly - and is providing the general public an opportunity to invest in a a Kentucky Derby contender in Max Player. Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

Where will your company be in 5 years? ⌄

We would like the corporation to be a powerhouse in the racing industry executing our mission to innovate and bring new owners into the sport. With Max Player's recent victory our company has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and stallion prospects to expose investors to the breeding business. We will work tirelessly to preserve and increase shareholder value.

Why did you choose this idea? ⌄

SportBLX Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition.

What am I investing in? ⌄

Investors are purchasing an equity interest in a company with a portfolio of horses managed by SportBLX, Inc. Money raised from this offering will be used to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse.

What is SportBLX? ⌄

SportBLX is an web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

What horses are included in this portfolio? ⌄

SportBLX Thoroughbreds is a corporation which owns 13.6% of each of Max Player, Swingman, and an Unnamed Munnings Filly. Max Player, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes and Triple Crown hopeful. Adara, a two-year old colt by Emprie Maker out of Mattie Camp (by: Forest Camp), is in training and being pointed to the races this year. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races this year. An unnamed yearling filly by Munnings out of Indy Annestesia (by: A.P. Indy) is on the farm.

What is special about this group of horses? ⌄

The portfolio's lineup is led by Max Player, a G3 Winner of two races in three starts, having never finished worse then second. Max Player is being pointed to the Kentucky Derby prep races. Adara is a well-bred colt by classic winner, Empire Maker. His Dam has produced winners a graded stakes winner and is in the same family as Baby Zip, City Zip and Ghostzapper. Swingman is a well-bred colt by classic winner, Tonalist, and stakes-placed mare, Eternal Grace. While Max Player contributes the majority of the value to the corporation today, the other three horses provide enhanced value potential to the overall corporation.

How are you different then horse racing syndicates? ⌄

SportBLX's goal is to bring the thrill of thoroughbred ownership to more people around the world. The corporation is designed to be a portfolio and an ongoing enterprise, providing investors diversification and potential enhanced liquidity in the future. We are different than syndicate models in the industry and do not charge a markup to our investors

investors.

What special events are available to investors? ⌄

Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

What if I'm an accredited investor and want to invest more than is allowed through crowdfunding? ⌄

SportBLX Thoroughbreds Corp also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/sportblx-thoroughbreds/ .

Are there any purchase rights for stallion prospectors? ⌄

All horses in the portfolio have strong pedigrees on both sides of their families. Owners of 5% of SportBLXThoroughbreds will have a right of first offer in a sale of any of the horses. Please see the Offering Memorandum for more details.

What level of liquidity will your shares hold? Can I sell my shares? ⌄

Shares are restricted from transfer for a period
of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

What is the pedigree for each? ⌄

Please see uploaded documents in the "Story" section or visit https://sportblx.com/offerings/sportblx-thoroughbreds/ .

What are the use of proceeds? ⌄

Money raised from this offering will be used to purchase additional racehorses and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. At the minimum offering size of $276,000, an additional 10% of Max Player and 25% of Adara will be purchased. At the Reg CF maximum offering size of $1,070,000, an additional 25% of Max Player, 100% of Adara and 86.4% of Swingman and the unnamed filly will be purchased.

How are expenses allocated for each horse? ⌄

Expenses are split between training, care, housing, and other expenses associated with owning racehorses. We plan on setting aside capital to meet the operating expense needs of the horses.

Why did you choose this idea? ⌄

Our founders have a long history as successful individual owners in the racing industry. However, even with champion horses, it is difficult to connect with fans and the general public. With SportBLX Thoroughbreds, we seek to let the public gain access to the thrill of thoroughbred ownership while also engaging the horse racing community with a more personal connection to the racehorses they love.

What is the difference between SportBLX and SportBLX Thoroughbreds? ⌄

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. SportBLX Thoroughbreds is corporation which owns a portfolio of racehorses and is selling shares through SportBLX and Wefunder.

How will you make money? ⌄

SportBLX Thoroughbreds will earn money through race winnings, breeding rights, and any potential sales of the horses in our portfolio.

What is your team's experience in the industry? ⌄

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

How is the value of Company determined for the offering? ⌄

As of late February 2020, the appraised values for the three owned horses are $1.75 million for Max Player and $100,000 each for Swingman and the unnamed yearling filly (the appraisals are set forth as an attachment on the site). Thus, the Company's value today is approximately $280,000 including cash on hand. The Company has 3,078 shares outstanding, so the capital raise is being done at $92.00 per share.

What are the fees associated with the company? ⌄

The company's management team and board has no compensation at present. Pursuant to master services agreement which will be put in place at the closing of the offering, SportBLX will provide management and administration services to the company for a fee of 10% of assets under management. In addition, after paying dividends to shareholders equal to the offering amount, the company will pay a performance fee equal to 20% of the amount of funds that the board determines to distribute, with 80% being paid as dividends to shareholders. The offering amount is the post-money valuation of the company after the closing of the offering.